FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL INFORMED ABOUT THE DEVELOPMENT REGARDING TELSIM
LAWSUIT AGAINST TURKCELL

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

As we have announced on August 29, 2005, Telsim initiated a lawsuit claiming that, Turkcell has not applied the reference interconnection rates determined by Telecommunications Authority, and has charged interconnection fees exceeding the ceiling prices approved by Telecommunications Authority and requested an injunction to be applicable starting from August 1, 2005, to cease this practice and requested collection of its damages totaling to TRY26.1 (equivalent to US$19.7 million as of September 8, 2005) including principal, interest and penalty on late payment.

In the same announcement we also stated that, interconnection fees we charge to Telsim, are defined in the Interconnection Agreement signed between Telsim and Turkcell which is still effective. The resolution process regarding the disagreement on revision of existing interconnection agreement’s pricing terms, initiated by the application of Telsim to Telecommunications Authority has not been finalized and therefore the interconnection fees to be charged between the parties have not been determined yet. And that, Turkcell plans to take necessary legal actions regarding the matter, as the process to come to terms regarding revised pricing terms is still ongoing and that Telsim has initiated such lawsuit for the process still continuing.

Regarding this issue, at this stage Istanbul 10th Commercial Court decided to reject Telsim’s request of injunction.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 08.09.2005, 13:45	Koray Ozturkler Investor Relations 08.09.2005, 13:45

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 8, 2005	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer